UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 8, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Höegh LNG Partners LP

File No. 333-197228 – CF# 31236

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Höegh LNG Partners LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on July 3, 2014, as amended.

Based on representations by Höegh LNG Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.16	through June 2, 2024
Exhibit 10.16.1	through June 2, 2024
Exhibit 10.17	through June 2, 2024
Exhibit 10.17.1	through June 2, 2024
Exhibit 10.18	through June 2, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary